SEC FILE NUMBER
001-13445
CUSIP NUMBER
140475104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonida Senior Living, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

16301 Quorum Drive, Suite 160A

Address of Principal Executive Office (Street and Number)

Addison, Texas 75001

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonida Senior Living, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.

The Company completed a complex recapitalization transaction with Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, affiliates of Conversant Capital LLC, during the fourth calendar quarter of 2021 (the “Conversant Transactions”) and also completed the transfer of ownership of several communities throughout 2021. The accounting for these significant transactions, along with changes in personnel in the Company’s Accounting Department during the fourth quarter of 2021 and the first quarter of 2022, requires additional time to finalize the financial statements and related disclosures contained in the Form 10-K for the fiscal year ended December 31, 2021.

The Company is working diligently to complete its financial statements and related disclosures in the Form 10-K, including those associated with these transactions, and management currently believes that the Company will be in a position to file the Form 10-K on, or before, April 15, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kimberly S. Lody	972	770-5600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the full year ended December 31, 2021, the Company currently estimates total revenue of $234.7 million as compared to $383.9 million for the full year ended December 31, 2020. Total resident revenue for the fourth quarter and for the full year ended December 31, 2021 are estimated at approximately $49.4 million and $190.2 million, respectively, as compared to $66.2 million and $357.1 million for the fourth quarter and full year ended December 31, 2020, respectively. The decrease in total resident revenue for the quarter ended and the full year ended December 31, 2021 is primarily related to the Company’s significant property dispositions that occurred throughout 2021 and 2020. Occupancy increased approximately 390 basis points in the fourth quarter ended December 31, 2021 as compared to the fourth quarter ended December 31, 2020. The Company expects to record a gain on the extinguishment of debt in excess of $190 million for the full year ended December 31, 2021 that primarily relates to the foreclosure and final release of debt obligations associated with certain communities’ loans through the Federal National Mortgage Association (“Fannie Mae”). The Company currently expects to record an impairment of approximately $6.5 million related to the financial performance of one community and the impact of the COVID-19 pandemic on its operations. As noted above, the Company needs additional time to finalize its financial statements and related disclosures and is not currently in a position to provide preliminary net income and other financial data for the fourth quarter and for the full year ended December 31, 2021.

The financial estimates set forth herein for the quarter and full year ended December 31, 2021 are preliminary and unaudited. In addition, the statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the Company’s ability to file its Form 10-K by April 15, 2022, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes the expectations and estimates reflected in its forward-looking statements are reasonable, the Company can give no assurance they will prove to have been correct. Such expectations and estimates can be affected by inaccurate assumptions or by known or unknown risks and uncertainties and, if one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s audited financial statements to be included in the Form 10-K, and those described in the Company’s reports filed with the SEC.

Sonida Senior Living, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2022	By:	/s/ Kimberly S. Lody
Kimberly S. Lody
President and
Chief Executive Officer